UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ORGENESIS, INC

(Name of Issuer)

Common Stock, $0.0001 Par Value

(Title of Class of Securities)

68619K105

(CUSIP Number)

Copy to:

Scott E. Bartel

Lewis Brisbois

2020 W. El Camino Avenue, Ste 700

Sacramento, CA 95833

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

September 11, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 68619K105

1.	Names of Reporting Persons Theodorus SCA I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A
6.	Citizenship or Place of Organization Belgium
Number of Shares Bene-ficially by Owned by Each Reporting Person With	7. Sole Voting Power 7,905,109(1)(2)
8. Shared Voting Power . 15,810,218 (3)
9. Sole Dispositive Power 7,905,109(1)(2)
10. Shared Dispositive Power 15,810,218 (3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,905,109(1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) □
13.	Percent of Class Represented by Amount in Row (11) 13.05%
14.	Type of Reporting Person (See Instructions) OO

(1)	The calculation of this percentage is based on 121,141,095 share of common stock outstanding as reported in the Issuer’s Form 10-Q for the fiscal quarter ended May 31, 2017, filed with the SEC on July 24, 2017.

(2)	Includes 2,452,751 shares of common stock covered by an option to purchase between Theodorus SCA and the L’Universite Libre De Bruxelles that is exercisable within sixty (60) days (the “Optioned Shares”). Theodorus SCA expressly disclaims beneficial ownership of the Optioned Shares.

(3)	Include 7,905,109 shares of common stock beneficially owned by Theodorus II, SA as a member of a group. Theodorus SCA expressly disclaims beneficial ownership in the shares beneficially owned by Theodorus II, SA.

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CUSIP No. 68619K105

1.	Names of Reporting Persons Theodorus II, SA I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A
6.	Citizenship or Place of Organization Belgium
Number of Shares Bene-ficially by Owned by Each Reporting Person With	7. Sole Voting Power 7,905,109(1)(2)
8. Shared Voting Power 15,810,218 (3)
9. Sole Dispositive Power 7,905,109(1)(2)
10. Shared Dispositive Power 15,810,218 (3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,905,109(1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) □
13.	Percent of Class Represented by Amount in Row (11) 13.05%
14.	Type of Reporting Person (See Instructions) OO
(1)	The calculation of this percentage is based on 121,141,095 share of common stock outstanding as reported in the Issuer’s Form 10-Q for the fiscal quarter ended May 31, 2017, filed with the SEC on July 24, 2017.

(2)	Includes 2,452,751 shares of common stock covered by an option to purchase between Theodorus II, SA and the L’Universite Libre De Bruxelles that is exercisable within sixty (60) days (the “Optioned Shares”). Theodorus II, SA expressly disclaims beneficial ownership of the Optioned Shares.

(3)	Include 7,905,109 shares of common stock beneficially owned by Theodorus SCA as a member of a group. Theodorus II, SA expressly disclaims beneficial ownership in the shares beneficially owned by Theodorus SCA.

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CUSIP No. 68619K105

1.	Names of Reporting Persons Olivier Belenger I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A
6.	Citizenship or Place of Organization Belgium
Number of Shares Bene-ficially by Owned by Each Reporting Person With	7. Sole Voting Power 15,810,218 (1)(2)
8. Shared Voting Power
9. Sole Dispositive Power 15,810,218 (1)(2)
10. Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,810,218 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) □
13.	Percent of Class Represented by Amount in Row (11) 13.05%
14.	Type of Reporting Person (See Instructions) OO
(1)	The calculation of this percentage is based on 121,141,095 share of common stock outstanding as reported in the Issuer’s Form 10-Q for the fiscal quarter ended May 31, 2017, filed with the SEC on July 24, 2017.

(2)	Monsieur Belenger is the investment manager for Theodorus SCA and Theodorus II, SA has has sole voting and dispositive power of the shares beneficially owned by Theodorus SCA and Theodorus II, SA. Monsieur Belenger expressly disclaims beneficial ownership in the shares beneficially owned by Theodorus SCA and Theodorus II, SA.

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SCHEDULE 13D

Item 1. Security and Issuer

This statement relates to shares of common stock, par value $0.0001 per share (the “Common Stock”) of Orgenesis, Inc., a Nevada corporation (the “Issuer”). The Issuer’s principal executive offices are located at 20271 Goldenrod Lane, Germantown, Maryland USA 20876.

Item 2. Identity and Background

This statement is being filed jointly on behalf of Theodorus SCA, Theodorus II, SA, and Monsieur Olivier Belenger (Theodorus SCA, Theodorus II, SA and Monsieur Olivier Belenger, each a “Reporting Person” and collectively referred to as the “Reporting Persons”). On or about September 11, 2017, the Reporting Persons agreed to act in concert in the disposition of their beneficial ownership of the Common Stock and have been in preliminary discussions with an intermediary representing potential purchasers of the Reporting Persons shares of Common Stock and have to enter into a joint filing agreement. Other than for the purpose of disposing of their shares of Common Stock, the entering into of a joint filing agreement shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group, for any other purpose. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons except as otherwise provided in Rule 13d-1(k).

1.	Theodorus SCA.

(a)	Theodorus SCA is “Société en Commandite par Action” organized under the laws of Belgium with a principal business involving venture capital investments.

(b)	The principal office for Theodorus SCA is located at Allée de la Rechereche 12, 1070 Anderlectht, Belgium.

(c)	Within the last five years, Theodorus SCA has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(d)	During the last five years, Theodorus SCA has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

2.	Theodorus II, SA.

(a)	Theodorus II, SA is a “Société Anonyme” organized under the laws of Belgium with a principal business involving venture capital investments.

(b)	The principal office for Theodorus II, SA is located at Allée de la Rechereche 12, 1070 Anderlectht, Belgium.

(c)	Within the last five years, Theodorus II, SA has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(d)	During the last five years, Theodorus II, SA has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

3.	Olivier Belenger.

(a)	Monsieur Olivier Belenger is an individual and has the sole voting and dispositive power over the shares of Common Stock beneficially owned by Theodorus SCA and Theodorus II, SA.

(b)	Monsieur Belenger’s principal business address is Allée de la Rechereche 12, 1070 Anderlectht, Belgium.

(c)	Monsieur Belenger’s principal occupation is the fund manager for Theodorus SCA and Theodorus II, SA.

(d)	Within the last five years, Monsieur Belenger has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Monsieur Belenger has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

(f)	Monsieur Belenger is a citizen and resident of Belgium.

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Item 3. Source and Amount of Funds or Other Consideration

The Issuer entered into a share exchange agreement dated November 3, 2014, and addendeum dated March 2, 2015, with MaSTherCell SA and Cell Therapy Holdings SA (collectively the “Target”) and each of the shareholders of the Target which provided for the acquisition of all of the issued and outstanding shares of the Target in exchange for 42,401,724 shares of the Issuer’s common stock subject to escrow conditions and adjustments for post closing events (the “Acquisition”). For a detailed description of the Acquisition transaction, please see the Issuer’s current report on Form 8-K filed with the SEC on March 25, 2015. In connection with the Acquisition, Theodorus SCA and Theodorus II, SA, as shareholders of the Target, each received 5,452,358 shares of Common Stock upon the satisfaction of the escrow conditions. Under a separate private agreement with the Universite Libre de Bruxelles, Theodorus SCA and Theodorus II, SA each have the right to acquire 2,452,751 shares of the Issuer’s common stock owned by the Universite Libre de Bruxelles.

Item 4. Purpose of the Transaction

In order to facilitate the orderly disposition of the Reporting Persons beneficial ownership in the Common Stock, the Reporting Persons have decided to act in concert and in cooperation with each other in identifying potential purchasers and in negotiating terms and conditions, including price, for the disposition of all of the Common Stock if the Issuer that the Reporting Persons beneficially own.

Other than as described above, none of the Reporting Persons currently has any plans or proposals that relate to, or would result in, any of the matters listed below, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or

(j)	Any action similar to any of those enumerated above.

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Item 5. Interest in Securities of the Issuer

(a)	Determined in accordance with Rule 13d-3(d)(1), as a result of their cooperation and acting in concert for the purpose of facilitating the orderly disposition of all of their beneficial ownership in the Common Stock of the Issuer, Theodorus SCA and Theodorus II, SA may be deemed to beneficially own as a group 15,810,218 shares of the Issuer’s common stock, or 13.05% of the Issuer’s outstanding common stock. The calculation of this percentage is based on 121,141,095 outstanding shares of the Issuer’s common stock as reported in the Issuer’s Form 10-Q for the fiscal quarter ended May 31, 2017, filed with the SEC on July 24, 2017.

Monsieur Olivier Belenger is an individual and has the sole voting and dispositive power over the shares of Common Stock beneficially owned by Theodorus SCA and Theodorus II, SA.

(b)	The following table sets forth the number of shares of Common Stock as to which the Reporting Persons have (i) the sole power to vote or direct the vote, (ii) shared power to vote or to direct the vote, (iii) sole power to dispose or to direct the disposition, or (iv) shared power to dispose or to direct disposition:

Reporting Person	Sole Voting Power	Shared Voting Power*	Sole Dispositive Power	Shared Dispositive Power*
Theodorus SCA	5,452,358	0	5,452,358	15,810,218
Theodorus II, SA	5,452,358	0	5,452,358	15,810,218
Mr. Olivier Belenger	15,810,218	0	15,810,218	0

(c)	Except as set forth herein, none of the Reporting Persons have effected any transactions in the Common Stock during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Common Stock beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In order to facilitate the orderly disposition of their shares of the Issuer’s Common Stock beneficially owned by them, Theodorus SCA and Theodorus II, SA have entered into a financial advisory agreement with Firpaz, LLC, a New York limited liability company, wherein Firpaz will assist the Reporting Persons with the identification of potential purchasers of the Common Stock and will be compensated in the amount of fifteen thousand Euros (€15,000) and five percent (5%) of the purchase price]. The information set forth and/or incorporated by reference in Items 2, 3, 4 and 5 is hereby incorporated by reference into this Item 6.

Item 7. Materials to be Filed as Exhibits

Exhibit A - Joint Filing Agreement*

_________________

*Attached herewith.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Theodorus SCA
/s/ Olivier Belenger
Olivier Belender, Director
Date: September 20, 2017

Theordorus II, SA
/s/ Olivier Belenger
Olivier Belenger, Director
Date: September 20, 2017

Olivier Belenger, an individual
/s/ Olivier Belenger
Olivier Belenger
Date: September 20, 2017

Attention - Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

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